UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Artivion, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

228903100

(CUSIP Number)

John A. Bartholdson

Juniper Investment Company, LLC

555 Madison Avenue, 24th Floor

New York, New York 10022

(212) 339-8500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 228903100	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,473,656
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,473,656
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,473,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 17 Pages

SCHEDULE 13D

CUSIP No. 228903100	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,473,656
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,473,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,473,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 17 Pages

SCHEDULE 13D

CUSIP No. 228903100	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 606,808
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 606,808
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 17 Pages

SCHEDULE 13D

CUSIP No. 228903100	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunity Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 606,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 606,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 17 Pages

SCHEDULE 13D

CUSIP No. 228903100	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,400
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 17 Pages

SCHEDULE 13D

CUSIP No. 228903100	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 17 Pages

SCHEDULE 13D

CUSIP No. 228903100	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,090,864
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,090,864

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IA

Page 8 of 17 Pages

SCHEDULE 13D

CUSIP No. 228903100	Page 9 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexis P. Michas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,090,864
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,090,864

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 17 Pages

SCHEDULE 13D

CUSIP No. 228903100	Page 10 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Bartholdson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,090,864
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,090,864

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 17 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Shares”), of Artivion, Inc., a Delaware Corporation (the “Issuer”). The principal executive office of the Issuer is located at 1655 Roberts Boulevard, NW, Kennesaw, Georgia 30144. The Shares are listed on the New York Stock Exchange under the ticker symbol “AORT”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being filed by:

(i)       Juniper Targeted Opportunity Fund, L.P., a Delaware limited partnership (“Juniper Fund”);

(ii)       Juniper HF Investors II, LLC, a Delaware limited liability company and the general partner of Juniper Fund (“Juniper HF II”);

(iii)       Juniper Targeted Opportunities, L.P., a Delaware limited partnership (“Juniper Targeted Opportunities”);

(iv)       Juniper Targeted Opportunity Investors, LLC, a Delaware limited liability company and the general partner of Juniper Targeted Opportunities (“Juniper TO”);

(v)       Juniper Multi-Strategy Fund, L.P., a Delaware limited partnership (Juniper Multi-Strategy”);

(vi)       Juniper HF Investors, LLC, a Delaware limited liability company and the general partner of Juniper Multi-Strategy (“Juniper HF”);

(vii)       Juniper Investment Company, LLC, a Delaware limited liability company and the investment advisor to Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy (“Juniper Investment Company”);

(viii)       Alexis P. Michas, as a managing member of each of Juniper HF II, Juniper TO, Juniper HF, and Juniper Investment Company; and

(ix)       John A. Bartholdson, as a managing member of each of Juniper HF II, Juniper TO, Juniper HF, and Juniper Investment Company.

Each of the foregoing is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b)       The principal business address of each of the Reporting Persons is 555 Madison Avenue, 24th Floor, New York, New York 10022.

Page 11 of 17 Pages

(c)       The principal business of each of Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy is to invest in the capital stock of various companies. The principal business of Juniper HF II is to serve as the general partner of Juniper Fund. The principal business of Juniper TO is to serve as the general partner of Juniper Targeted Opportunities. The principal business of Juniper HF is to serve as the general partner of Juniper Multi-Strategy. Juniper Investment Company provides investment advisory and management services and acts as the investment manager of Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy. Each of Messrs. Michas and Bartholdson serves as the managing member of Juniper HF II, Juniper TO, Juniper HF, and Juniper Investment Company.

(d)       During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Messrs. Michas and Bartholdson is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by the Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy that are the subject of this Schedule 13D were purchased with available working capital of the Reporting Persons, including capital contributions from investors in Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy. Such Shares were purchased in open market purchases for an aggregate purchase price of approximately $33,636,700, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Shares acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer. Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. In addition, in connection with their review of their investment, the Reporting Persons have had and may from time to time seek to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer.

Page 12 of 17 Pages

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)       The percentages of ownership indicated in this Schedule 13D are calculated based on 40,316,054 Shares of Common Stock, par value $0.01 per share, reported as outstanding as of July 29, 2022 (the “Record Date”), in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the United States Securities and Exchange Commission on August 5, 2022.

As of the date of this Schedule 13D, the Reporting Persons collectively held an aggregate of 2,090,864 Shares, constituting approximately 5.2% of the Issuer’s outstanding Shares as of the Record Date. As of the date of this Schedule 13D, each Reporting Person may be deemed to have direct beneficial ownership of the Shares as follows:

(i)       Juniper Fund beneficially owned 1,473,656 Shares, constituting approximately 3.7% of the Issuer’s outstanding Shares as of the Record Date.

(ii)       Juniper Targeted Opportunities beneficially owned 606,808 Shares, constituting approximately 1.5% of the Issuer’s outstanding shares as of the Record Date.

(iii)       Juniper Multi-Strategy beneficially owned 10,400 Shares, constituting approximately 0.0% of the Issuer’s outstanding shares as of the Record Date.

(iv)       Juniper HF II, as the general partner of Juniper Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 1,473,656 Shares held by Juniper Fund, constituting approximately 3.7% of the Issuer’s outstanding Shares as of the Record Date. Juniper HF II disclaims beneficial ownership of such Shares for all other purposes.

(v)       Juniper TO, as the general partner of Juniper Targeted Opportunities, may be deemed to beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 606,808 Shares held by Juniper Targeted Opportunities, constituting approximately 1.5% of the Issuer’s outstanding Shares as of the Record Date. Juniper TO disclaims beneficial ownership of such Shares for all other purposes.

Page 13 of 17 Pages

(vi)       Juniper HF, as the general partner of Juniper Multi-Strategy, may be deemed to beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 10,400 Shares held by Juniper Multi-Strategy, constituting approximately 0.0% of the Issuer’s outstanding Shares as of the Record Date. Juniper HF disclaims beneficial ownership of such Shares for all other purposes.

(vii)       Juniper Investment Company, as the investment advisor of Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) the 2,090,864 Shares collectively and directly held by each of Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy, constituting approximately 5.2% of the Issuer’s outstanding Shares as of the Record Date. Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes.

(viii)       Each of Messrs. Michas and Bartholdson, as the managing member of Juniper HF II, Juniper TO, Juniper HF, and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 2,090,864 Shares held by Juniper Fund, Juniper Targeted Opportunities, Juniper Multi-Strategy, and Juniper Investment Company, constituting approximately 5.2% of the then outstanding Shares. Each of Messrs. Michas and Bartholdson disclaims beneficial ownership of such Shares for all other purposes.

(b)       Each of Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy has the sole power to vote or direct their respective vote of 1,473,656, 606,808, and 10,400 Shares and the sole power to dispose or direct the disposition of such Shares. Juniper HF II, Juniper TO, Juniper HF, Juniper Investment Company, and each of Messrs. Michas and Bartholdson may be deemed to share with Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy, as applicable, the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(c)       Set forth on Exhibit A to this Schedule 13D is a list of transactions in the Shares effected by the Reporting Persons in the past sixty days. These transactions were all effected in the open market through a broker. Except for the foregoing, no other transactions in the Shares were effected by the Reporting Persons during the sixty days prior to the date of this Schedule 13D.

(d)       To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)       Not applicable.

Page 14 of 17 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 is incorporated herein by reference.

Except as described in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:     Schedule of Transactions

Exhibit B:     Joint Filing Agreement

Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2022

JUNIPER TARGETED OPPORTUNITY FUND, L.P.

By: Juniper HF Investors II, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

JUNIPER HF INVESTORS II, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

JUNIPER TARGETED OPPORTUNITIES, L.P.

By: Juniper Targeted Opportunity Investors, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

JUNIPER TARGETED OPPORTUNITY INVESTORS, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

JUNIPER MULTI-STRATEGY FUND, L.P.

By: Juniper HF Investors, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

Page 16 of 17 Pages

JUNIPER HF INVESTORS, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

By : /s/ Alexis P. Michas
ALEXIS P. MICHAS
By : /s/ John A. Bartholdson
JOHN A. BARTHOLDSON

Page 17 of 17 Pages

EXHIBIT A

SCHEDULE OF TRANSACTIONS

Reporting Person	Date of Transaction	Number of Shares Acquired	Price Per Share*	Low Price	High Price
Juniper Targeted Opportunity Fund, L.P.	September 23, 2022	155,000	$14.10	$13.01	$15.05

* The Price Per Share reported above is a weighted average price. The Shares were acquired in multiple transactions at a range of prices as reflected in the table above. Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares purchased at each separate price within the ranges set forth above.

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D, dated September 26, 2022 (the “Schedule 13D”), with respect to the Common Stock, $0.01 par value per share, of Artivion, Inc., is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: September 26, 2022

JUNIPER TARGETED OPPORTUNITY FUND, L.P.

By: Juniper HF Investors II, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

JUNIPER HF INVESTORS II, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

JUNIPER TARGETED OPPORTUNITIES, L.P.

By: Juniper Targeted Opportunity Investors, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

JUNIPER TARGETED OPPORTUNITY INVESTORS, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

JUNIPER MULTI-STRATEGY FUND, L.P.

By: Juniper HF Investors, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

JUNIPER HF INVESTORS, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson Title: Managing Member

By : /s/ Alexis P. Michas
ALEXIS P. MICHAS
By : /s/ John A. Bartholdson
JOHN A. BARTHOLDSON